SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               SCHEDULE 13G/A
                               (Rule 13d-102)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                             (Amendment No. 1)



                        SCC COMMUNICATIONS CORP.
                             (Name of Issuer)


                Common Stock, par value $.001 per share
                     (Title of Class of Securities)


                              78388X 10 5
                             (CUSIP Number)


                             June 12, 2000

        (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [  ]   Rule 13d-1(b)
        [X ]   Rule 13d-1(c)
        [  ]   Rule 13d-1(d)

                   (Continued on following pages)

                         (Page 1 of 8 Pages)


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CUSIP NO.  78388X 10 5               13G/A                PAGE  2  OF 8  PAGES
------------------------------------------------------------------------------
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 1. NAME OF REPORTING PERSON                           SBC Communications Inc.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                      43-1301883
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 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [    ]
                                                                   (b)  [    ]
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 3. SEC USE ONLY
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 4. CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware
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                      5.     SOLE VOTING POWER                               0
  NUMBER OF
    SHARES            --------------------------------------------------------
BENEFICIALLY          6.     SHARED VOTING POWER                             0
  OWNED BY
    EACH              --------------------------------------------------------
 REPORTING            7.     SOLE DISPOSITIVE POWER                          0
   PERSON
    WITH              --------------------------------------------------------
                      8.     SHARED DISPOSITIVE POWER                        0
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                                                 0
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (9) EXCLUDES CERTAIN SHARES                                    [   ]
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                     0%
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON                                              HC
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CUSIP NO.   78388X 10 5                   13G/A            PAGE  3 OF 8  PAGES
------------------------------------------------------------------------------
------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON                                         Ameritech
Corporation
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                       36-3251481
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 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [    ]
                                                                   (b)  [    ]
------------------------------------------------------------------------------
 3. SEC USE ONLY
------------------------------------------------------------------------------
 4. CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware
------------------------------------------------------------------------------
                      5.  SOLE VOTING POWER                                  0
  NUMBER OF
    SHARES            --------------------------------------------------------
BENEFICIALLY          6.  SHARED VOTING POWER                                0
  OWNED BY
    EACH              --------------------------------------------------------
 REPORTING            7.  SOLE DISPOSITIVE POWER                             0
   PERSON
    WITH              --------------------------------------------------------
                      8.  SHARED DISPOSITIVE POWER                           0
------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                                               0
------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (9) EXCLUDES CERTAIN SHARES                                    [   ]
------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                       0%
------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON                                                CO
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

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CUSIP NO.  78388X 10 5                 13G/A              PAGE  4  OF 8  PAGES
------------------------------------------------------------------------------
------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON                   SBC Venture Capital Corporation
                                  (formerly Ameritech Development Corporation)
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [    ]
                                                                   (b)  [    ]
------------------------------------------------------------------------------
 3. SEC USE ONLY
------------------------------------------------------------------------------
 4. CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware
------------------------------------------------------------------------------
                      5. SOLE VOTING POWER                                   0
  NUMBER OF
    SHARES            --------------------------------------------------------
BENEFICIALLY          6. SHARED VOTING POWER                                 0
  OWNED BY
    EACH              --------------------------------------------------------
 REPORTING            7. SOLE DISPOSITIVE POWER                              0
   PERSON
    WITH              --------------------------------------------------------
                      8. SHARED DISPOSITIVE POWER                            0
                      ----------------------------------- --------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                                                 0
------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (9) EXCLUDES CERTAIN SHARES                                      [   ]
------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                       0%
------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON                                                CO
------------------------------------------------------------------------------

                                                          PAGE  5  OF 8  PAGES

Item 1(a).   Name of Issuer

             SCC Communications Corp.

Item 1(b).   Address of Issuer's Principal Executive Offices

             6285 Lookout Road
             Boulder, Colorado  80301

Item 2(a).   Names of Persons Filing

             SBC Communications Inc. ("SBC") and its wholly-owned subsidiaries:
             Ameritech Corporation, a first-tier subsidiary ("Ameritech"), and SBC Venture Capital Corporation (formerly known as Ameritech Development Corporation) ("SBC Venture"), a subsidiary of Ameritech. All securities of the issuer are held by SBC Venture.

Item 2(b).   Address of Principal Business Office

             SBC Communications Inc.
             175 E. Houston Street
             San Antonio, Texas 78205

             Ameritech Corporation
             30 South Wacker Drive
             Chicago, Illinois  60606

             SBC Venture Capital Corporation
             175 E. Houston Street
             San Antonio, Texas 78205

Item 2(c).   Citizenship

             Each of SBC, Ameritech and SBC Venture are incorporated in the State of Delaware.

Item 2(d).   Title of Class of Securities

             Common Stock, par value $.001 per share.

Item 2(e).   CUSIP Number

             78388X 10 5

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                                                          PAGE  6  OF 8  PAGES

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

         Not applicable.

Item 4.  Ownership

         (a)   Amount beneficially owned:  0 common shares
         (b)   Percent of class:  0
         (c)   Number of shares as to which such person has:
         (i)   Sole power to vote or to direct the vote:  0
         (ii)  Shared power to vote or to direct the vote:  0
         (iii) Sole power to dispose or to direct the disposition of:  0
         (iv)  Shared power to dispose or direct the disposition of:  0

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                          PAGE  7  OF 8  PAGES



                                SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 2000


                                   SBC COMMUNICATIONS INC.


                                   By:  /s/ Donald E. Kiernan
                                        Donald E. Kiernan
                                        Senior Executive Vice President,
                                        Chief Financial Officer, and Treasurer



                                   AMERITECH CORPORATION


                                   By:  /s/ Donald E. Kiernana
                                        Donald E. Kiernan
                                        Executive Vice President,
                                        Chief Financial Officer and Treasurer



                                   SBC VENTURE CAPITAL CORPORATION


                                   By:  /s/ Keli L. Flynn
                                        Keli L. Flynn
                                        Vice President





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                                                             PAGE 8 OF 8 PAGES



                          Exhibit to Schedule 13G


                          JOINT FILING AGREEMENT


        In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of SCC Communications Corp. and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Dated:   June 21, 2000


                                     SBC COMMUNICATIONS INC.


                                     By: /s/ Donald E. Kiernan
                                         Donald E. Kiernan
                                         Senior Executive Vice President,
                                         Chief Financial Officer and Treasurer



                                     AMERITECH CORPORATION


                                     By: /s/ Donald E. Kiernan
                                         Donald E. Kiernan
                                         Executive Vice President,
                                         Chief Financial Officer and Treasurer

                                     SBC VENTURE CAPITAL CORPORATION


                                     By: /s/ Keli L. Flynn
                                         Keli L. Flynn
                                         Vice-President